SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

# FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934



For the month of April 2002

**DASSAULT SYSTEMES S.A.**
(Exact Name of Registrant as Specified in its Charter)

9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
(Address of Registrant's Principal Executive Office)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X　　　Form 40-F __

(Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes __　　　No X

(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): ______)

**ENCLOSURES:**

Dassault Systemes S.A. (the "Company") is furnishing under cover of Form 6-K a press release, dated April 23, 2002, announcing Dassault Systemes' financial results for the first quarter 2002.

COMMUNIQUÉ DE PRESSE / PRESS RELEASE

**FOR IMMEDIATE RELEASE**


FOR: Dassault Systemes

APPROVED: Thibault de Tersant
Executive Vice President,
Finance and Administration
33.1.40.99.40.04

CONTACT: Didier Gaillot
Corporate Finance
33.1.40.99.44.20

CONTACT: Morgen-Walke Europe S.A.:
Jean-Benoit Roquette/Ron Dassa
Nelly Dimey/Lorie Lichtlen
33.1.47.03.68.10
Financial Dynamics:
Giles Sanderson/James Melville-Ross
44.20.7831.3113


**DASSAULT SYSTEMES (dsweb.com) REPORTS 11% INCREASE IN FIRST QUARTER REVENUE TO € 182.5 MILLION**

- **Reports EPS of € 0.24**
- **Both Revenue and Earnings In Line With Expectations**
- **3D PLM Adoption Drives Performance**

**PARIS, FRANCE, April 23, 2002** –Dassault Systemes (DS) (Nasdaq: DASTY; Euronext Paris: #13065, DSY PA), a worldwide leading software developer of product lifecycle management (PLM) solutions, today reported financial results for the first quarter ended March 31, 2002.

*Acquisition costs include goodwill, technology amortization and other related costs. All financial figures in this press release are before these acquisition costs unless otherwise noted. All financial information presented for the quarter ended March 31, 2002 is unaudited and reported in accordance with US GAAP.*

## FINANCIAL HIGHLIGHTS

First Quarter

Total revenue increased 11% to € 182.5 million in the first quarter of 2002, compared to € 165.1 million in the 2001 first quarter. Net income before acquisition costs totaled € 28.5 million, or € 0.24 per share, compared to comparable net income of € 29.9 million, or € 0.25 per share in the year-ago quarter. On a US GAAP basis, which includes acquisition costs, net income was € 25.3 million or € 0.21 per share in the 2002 first quarter, compared to € 18.9 million or € 0.16 per share in the 2001 first quarter.

Process-centric revenue, including PDM, increased 10% to € 149.8 million and represented approximately 82% of total revenue in the first quarter of 2002. On a stand-alone basis, PDM revenue totaled € 14.8 million, increasing 13% over the year-ago period. The Company noted that PDM software end-user revenues totaled approximately € 23.7 million or US$ 20.9 million. Design-centric revenue increased 14% to € 32.7 million and represented approximately 18% of total revenue.

Software license revenue, representing 87% of total revenue in the first quarter, grew 10% to € 159.3 million from € 144.7 million in the 2001 first quarter. Service revenue totaled € 23.2 million, representing an increase of 14%, compared to € 20.4 million in the year-ago quarter. 8,324 CATIA and 5,875 SolidWorks seats were licensed in the first quarter of 2002.

Charles Edelstenne, Chairman of DS, commented, "Overall, DS was able to show solid revenue growth in the first quarter of 2002, in spite of the weaker business environment. While we expect that the year will continue to be challenging, we believe DS is positioned to outperform the industry in 2002 and deliver a good level of growth."

Bernard Charles, President, commented, "Our vision of 3D PLM is gaining wider adoption by customers and partners. Leading manufacturing companies are product-centric in their desire to maintain and expand their market position. Product innovation is at the heart of their success. And the core of DS' 3D PLM solutions is innovation and lifecycle integration from customer requirements to product creation and delivery.

"We continue to gain market share in all geographies and every segment and Version 5 is becoming the pre-eminent architecture for Process-Centric solutions."

"Process-Centric revenue was a key driver of our growth this quarter. CATIA Version 5 continues to build momentum.

In the first quarter of 2002, Version 5 accounted for over 49% of total CATIA volume, up from 44% in the fourth quarter of 2001.

"DS is uniquely positioned to create with 3D PLM the next breakthrough for manufacturing companies. On the customer front, the strategic agreement with Toyota Motor Corporation to implement DS' 3D PLM solutions, with CATIA for product design, ENOVIA for enterprise collaboration and DELMIA for digital manufacturing, constitutes a milestone. The 3D PLM community is also expanding, providing significant resources and knowledge for our customers. Following the alliance with MSC, we entered into partnerships with Nihon Unisys, Ltd. and Hitachi Zosen Information Systems and more recently Rand Worldwide, the global leader in providing manufacturing solutions to the engineering community. Rand has decided to make a very significant investment of resources to address its customers' needs for 3D PLM solutions and this agreement, again, is a very strong validation of our 3D PLM vision. Rand will become a business partner for DS PLM Solutions including CATIA, ENOVIA, DELMIA and SmarTeam. The agreement with Rand will significantly expand our ability to address the opportunities in 3D PLM."

Thibault de Tersant, Executive Vice President, stated, "We were pleased to achieve our revenue objective of 11% growth for the first quarter, given the tougher comparisons to the first quarter 2001 when economic conditions were more favorable. Looking at the full year, we remain comfortable with our growth prospects in our core 3D PLM market and with our operating margin and earnings per share objectives. We are trimming our total revenue objective by approximately € 20 million to approximately € 840 million, representing a year over year growth rate of approximately 13%. This modest revision primarily reflects a reduction in SolidWorks' growth rate in 2002 as well as some expectation of lower service revenue. Our objective for our operating margin is to maintain the same operating margin as in 2001. Our objective for earnings per share in 2002 is approximately € 1.38, equal to the current consensus estimate. For the second quarter, our objective is to deliver revenue of approximately € 195 million."

**NEW PRODUCT LAUNCHES**

CATIA V5R8 was launched with significant enhancements and 23 new products, bringing the total to 119.

Building on the industry's most complete solution for end-to-end 3D PLM, Release 8 of ENOVIA Solutions was launched delivering enhanced integration with CATIA, richer PLM process support, extended supply chain collaboration solutions, and new open 3d PLM middleware. This release includes ENOVIA Portal Solutions and Life Cycle Applications (LCA) V5R8 and ENOVIAVPM V1 R5 enhancements.

DS announced DELMIA V5 R8, digital manufacturing for full enterprise deployment. This release covers the full set of DELMIA integrated solutions, enhancing productivity, end-to-end manufacturing process coverage and interoperability with other DS 3D PLM Solutions.

Spatial announced release of 3D InterOp Version 3.0. The latest release includes seven translators, which have passed Spatial's strict quality standards for release, and are now available for partner download on Spatial's website. The 3D InterOp 3.0 release delivers a set of translators that provide up to four times the read/write capability of the 2.9 release.

**ADDITIONAL HIGHLIGHTS**

DS announced the signing of a strategic agreement with Toyota Motor Corporation to build a world-class collaboration around PLM Solutions covering end-to-end vehicle development processes.

The Company won a major contract with Volvo. Volvo will standardize all product development for trucks using PLM solutions from DS, including new CATIA and ENOVIA V5 products. This decision is in line with the recent strategic decision from Volvo Group to standardize product conception and development through company-wide implementation of PLM solutions from DS.

DS and Nihon Unisys, Ltd. entered into a strategic alliance whereby Nihon Unisys, Ltd. will leverage the DS V5 architecture to develop, deliver and support next generation world-class CAD/CAM solutions covering end-to-end Die development processes, initially targeting automotive OEM and Tier 1 suppliers. In addition, Nihon Unisys, Ltd. will also provide services around DS 3D PLM, enabling customers to closely link product design to manufacturing optimization through an open collaborative environment.

DELMIA was selected to join the team developing the new A380, Airbus' 21st century super jumbo aircraft, for the final assembly processes in Airbus' new manufacturing facility in Hamburg, Germany. DELMIA solutions will be used to manage such tasks as material flow, ergonomics simulation and assembly studies. DELMIA tools will be used to simulate and visualize critical manufacturing processes, unifying and integrating components from four different European sites being assembled at Hamburg.

Lockheed Martin Aeronautics Company selected DS for PLM solutions and services, including CATIA and DELMIA software and implementation as well as training and integration services.

Ishikawajima-Harima Heavy Industries Co. Ltd (IHI), a major Japanese shipbuilder and world leader in building merchant ships such as tankers and container ships, signed an agreement with DS Product Lifecycle Management around 3D PLM for shipbuilding.

MicroTurbo, an aerospace supplier specializing in the development and production of turbines, is deploying DS PLM solutions, beginning with 42 seats of both CATIA V5 product design software and SmarTeam product data management solutions.

DS announced that DaimlerChrysler has started deployment of CATIA V5 and CAA applications developed for vehicle interior design and vehicle packaging. DaimlerChrysler has already reported efficiency and productivity gains for product conceptual design and packaging studies through its Knowledge Engineering initiatives and software technologies offered by DS PLM solutions.

DS and Hitachi Zosen Information Systems (HZS) signed a strategic alliance whereby HZS will develop and sell HZS new generation, collaborative Space-E/CAM and MOLD Solutions. Leveraging DS's V5 Architecture and NC and Tooling Solutions, the new alliance delivers the largest, most advanced 3d PLM-integrated CAM and Mold portfolio on the Asia-Pacific market.

DS and Famotik signed a strategic alliance whereby Famotik will extend its current leading collaborative portal environment FTK/WATS (Famotik Web Application Total Solutions) to adopt DS World-Class 3D PLM and ENOVIA solutions. The Famotik objective is to provide its channel with the most advanced PLM portal infrastructure and components to serve Japanese companies and their suppliers.

**AWARDS**

SolidWorks Office Wins 'Show Stopper' Award at NDES 2002. The magazine's editors chose SolidWorks Office for providing designers and engineers with a set of tools that streamlines product design. This is the third industry award SolidWorks software has won in less than a month. SolidWorks 2001Plus won CADALYST Magazine's Best of Show at NDES and SolidWorks 2001 won Design News Magazine's Best Product of the Year on March 11.

*Statements above that are not historical facts but express expectations or objectives for the future, including but not limited to statements regarding the Company's objectives for 2002 revenue, operating margin and earnings per share and second quarter 2002 revenue, are forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended). Such forward-looking statements* *are based on management's current views and assumptions and involve known and unknown risks and uncertainties. Actual results or performances may differ materially from those in such statements due to, among other factors: (i) currency fluctuations, (ii) global economic conditions, (iii) market demand for our products and services, (iv) new product developments and technological changes, and (v), our ability to recruit and retain skilled personnel. Unfavorable changes in any of the above or other factors described in the Company's SEC reports, including the Form 20F for the year ended December 31, 2000, which was filed with the SEC on April 27, 2001, could materially affect the Company's financial position or results of operations.*

Conference Call Information

Dassault Systemes will be hosting a conference call today at 4:00PM CET/10:00 AM ET. The conference call will be available via the Internet by accessing Dassault Systemes' website at www.dsweb.com or www.vcall.com. Follow the directions on the main page to link to the audio. Please go to the website at least fifteen minutes prior to the call to register, download and install any necessary audio software.

**ABOUT DASSAULT SYSTEMES**

Dassault Systemes (Nasdaq: DASTY; Euronext Paris: #13065, DSY.PA) is the premier global software developer for the CAD/CAM/CAE/PLM market, providing companies with e-business solutions to implement their digital enterprise, thus creating and simulating the entire product life cycle from initial concept to product in service. CATIA, ENOVIA and DELMIA solutions support industry-specific business processes to help unleash creativity and innovation, reduce developme nt cycle time, improve quality, competitiveness and shareholder value: CATIA supports the digital product definition and simulation, DELMIA provides solutions to define and simulate lean digital manufacturing processes and ENOVIA delivers enterprise solutions that manage a comprehensive, collaborative and distributed model of the digital product, processes and resources. The combined integration creates the Digital Product life cycle Pipeline, supporting reuse of corporate knowledge. SolidWorks and SmarTeam, as Dassault Systemes companies, offer respectively 3D design-centric and collaborative PDM software solutions based on Windows and the Internet. Spatial, also part of Dassault Systemes family, is a market-leading provider of world-class 3D software components and services (for 3D modeling, visualization, and interoperability) to meet the requirements of 3D in Internet-based e-commerce and B2B applications. Information about Dassault Systemes is available at http://www.dsweb.com.

(Tables to follow)

DASSAULT SYSTEMES
KEY FIGURES
(EXCLUDING ACQUISITION COSTS)
(in millions of Euro, except per share data)

## 1st QUARTER

| | Three Months Ended | | |
|---|---|---|---|
| | **March 31, 2002** | **March 31, 2001** | **Percentage Variance** |
| **Revenue per Segment** | **182.5** | **165.1** | **11%** |
| **Process-Centric** | **149.8** | **136.5** | **10%** |
| Process-Centric excluding PDM | 135.0 | 123.4 | 9% |
| PDM | 14.8 | 13.1 | 13% |
| **Design-Centric** | **32.7** | **28.6** | **14%** |
| **Revenue per region** | **182.5** | **165.1** | **11%** |
| AMERICA | 53.9 | 49.1 | 10% |
| EUROPE | 88.1 | 82.4 | 7% |
| ASIA | 40.5 | 33.6 | 21% |
| **Operating Income** | **42.7** | **44.6** | **<4%>** |
| Operating Margin | 23.4% | 27.0% | |
| Net Income | 28.5 | 29.9 | <5%> |
| **Diluted net income per share** | **0.24** | **0.25** | **<4%>** |
| Closing Headcount | 3,855 | 3,326 | 16% |

**DASSAULT SYSTEMES**
**CONSOLIDATED STATEMENT OF INCOME DATA**
(in millions of Euro, except per share data)

| | Three Months Ended | | | |
|---|---|---|---|---|
| | March 31, 2002 | | March 31, 2001 | |
| **Revenue** | | | | |
| Software | | 159.3 | | 144.7 |
| Services and Other | | 23.2 | | 20.4 |
| **Total Revenue** | € | **182.5** | € | **165.1** |
| **Cost of Revenue** | | | | |
| Software | | 6.9 | | 5.3 |
| Service and Other | | 20.8 | | 16.8 |
| **Total Cost of Revenue** | € | **27.7** | € | **22.1** |
| Gross Profit | € | 154.8 | € | 143.0 |
| **Research, Selling, Administrative** | | | | |
| Research and Development | | 57.2 | | 48.9 |
| Marketing and Sales | | 42.4 | | 39.3 |
| General and Administration | | 12.5 | | 10.2 |
| Acquisition Costs | | 3.9 | | 12.7 |
| **Total Research, Selling, Administrative and Acquisition expenses** | € | **116.0** | € | **111.1** |
| Operating Income | € | 38.8 | € | 31.9 |
| Financial revenue and Other | | 4.6 | | 5.0 |
| Income before income taxes | | 43.4 | | 36.9 |
| Income tax expense | | <18.1> | | <18.0> |
| Net Income | € | 25.3 | € | 18.9 |
| Basic net income per share (1) | € | 0.22 | € | 0.17 |
| Diluted net income per share (1) | € | 0.21 | € | 0.16 |
| Basic weighted average shares outstanding (in millions) | | 114.0 | | 113.3 |
| Diluted weighted average shares outstanding (in millions) | | 118.1 | | 117.5 |

(1) Excluding acquisition costs, operating income and net income would have been as follows:

| | | | | |
|---|---|---|---|---|
| Operating Income | € | 42.7 | € | 44.6 |
| Net Income | € | 28.5 | € | 29.9 |
| Diluted net income per share | € | 0.24 | € | 0.25 |

**DASSAULT SYSTEMES**
**CONSOLIDATED STATEMENT OF INCOME DATA**
**PERCENTAGE VARIANCE**
**(EXCLUDING ACQUISITION COSTS)**
(in millions of Euro, except per share data)

Excluding acquisition costs, the consolidated statements of income data would have been as follows:

| | Three Months Ended | | | | Percentage Variance |
|---|---|---|---|---|---|
| | | March 31, 2002 | | March 31, 2001 | % |
| **Revenue** | | | | | |
| Software | | 159.3 | | 144.7 | 10% |
| Services and Other | | 23.2 | | 20.4 | 14% |
| **Total Revenue** | **€** | **182.5** | **€** | **165.1** | **11%** |
| **Cost of Revenue** | | | | | |
| Software | | 6.9 | | 5.3 | 30% |
| Service and Other | | 20.8 | | 16.8 | 24% |
| **Total Cost of Revenue** | **€** | **27.7** | **€** | **22.1** | **25%** |
| Gross Profit | € | 154.8 | € | 143.0 | 8% |
| **Research, Selling, Administrative** | | | | | |
| Research and Development | | 57.2 | | 48.9 | 17% |
| Marketing and Sales | | 42.4 | | 39.3 | 8% |
| General and Administration | | 12.5 | | 10.2 | 23% |
| **Total Research, Selling and Administrative expenses** | **€** | **112.1** | **€** | **98.4** | **14%** |
| Operating Income | € | 42.7 | € | 44.6 | <4%> |
| Financial revenue and Other | | 4.6 | | 5.0 | <8%> |
| Income before income taxes | | 47.3 | | 49.6 | <5%> |
| Income tax expense | | <18.8> | | <19.7> | <5%> |
| Net Income | € | 28.5 | € | 29.9 | <5%> |
| Diluted net income per share | € | 0.24 | € | 0.25 | <4%> |
| Diluted weighted average shares outstanding (in millions) | | 118.1 | | 117.5 | |

DASSAULT SYSTEMES
CONDENSED CONSOLIDATED BALANCE SHEETS
(in millions of Euro)

| | March 31, 2002 | December 31, 2001 |
|---|---|---|
| **ASSETS** | | |
| Cash and short-term investments | 447.7 | 369.2 |
| Accounts receivable, net | 171.6 | 217.3 |
| Other assets | 254.8 | 244.9 |
| **Total assets** | **€ 874.1** | **€ 831.4** |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| Total liabilities | 290.3 | 280.5 |
| Shareholders' equity | 583.8 | 550.9 |
| **Total liabilities and shareholders' equity** | **€ 874.1** | **€ 831.4** |

## SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant, Dassault Systemes, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 23, 2002

**DASSAULT SYSTEMES**

By: [signature]
Name: Thibault de Tersant
Title: Executive Vice-President, Finance and Administration



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